Expense Limitation Agreement

To:

Variable Insurance Trust

17605 Wright Street

Omaha, Nebraska 68130

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Vice Fund Portfolio (the “Fund”) pursuant to a Management Agreement dated as of August 28, 2012 (the “Agreement”).

We hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; underlying fund expenses; 12b-1 distribution plan expenses, and extraordinary expenses) at 1.25 percent of average daily net assets through April 30, 2015.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, MUTUALS ADVISORS, Inc. By: /s/Jerry Szilagyi Jerry Szilagyi, President

The foregoing Agreement is hereby accepted.

VARIABLE INSURANCE TRUST By: /s/Tobias Caldwell Name, title: Tobias Caldwell, Trustee